SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2007

Commission File Number 0-16174

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant’s name into English)

5 Basel Street, P.O. Box 3190

Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-

Note: The information contained herein shall be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and thereby incorporated by reference into the Registrant’s filings under the Securities Act of 1933, as amended, and the Exchange Act.

June 13, 2007

Dear Shareholder,

You are cordially invited to attend the 2007 Annual Meeting of Shareholders of Teva Pharmaceutical Industries Limited, to be held at Teva’s executive offices at 5 Basel Street, Petach Tikva, Israel, on Tuesday, July 17, 2007 at 5:00 p.m. local time.

At the Annual Meeting, shareholders will be asked to consider and vote on the matters listed in the enclosed Notice of Annual Meeting of Shareholders. Teva’s Board of Directors recommends a vote FOR all of the proposals listed in the Notice. Management will also report on the affairs of the Company, and a discussion period will be provided for questions and comments of general interest to shareholders.

We look forward to greeting personally those shareholders who are able to be present at the meeting; however, whether or not you plan to attend in person, it is important that your shares be represented. Holders of Teva ADRs will receive voting instruction cards from The Bank of New York, the depositary of the ADRs, which will enable them to instruct The Bank of New York on how to vote the Teva ordinary shares represented by their ADRs with regard to the proposals listed in the Notice. Accordingly, please sign and date the enclosed voting instruction card at your earliest convenience and mail it in the envelope provided.

Teva urges all of its shareholders to review our annual report on Form 20-F, a copy of which is enclosed with this Notice on CD-ROM and which is also available on our website at www.tevapharm.com. If you would like a paper copy, you may contact Investor Relations in the United States at (215) 591-8912 or in Israel at 972-3-926-7281.

Thank you for your cooperation.

Sincerely,

Eli Hurvitz

Chairman of the Board

This year’s annual report is being provided on CD-ROM as part of our ongoing efforts to reduce the use of paper and help protect the environment.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notice of Annual Meeting of Shareholders

Notice is hereby given that the 2007 Annual Meeting of Shareholders of Teva Pharmaceutical Industries Limited will be held at Teva’s executive offices at 5 Basel Street, Petach Tikva, Israel on Tuesday, July 17, 2007 at 5:00 p.m. local time.

The agenda for the Annual Meeting is to adopt the following resolutions:

1.	To receive and discuss the Company’s consolidated balance sheet as of December 31, 2006 and the consolidated statements of income for the year then ended.

2.	To approve the Board of Directors’ recommendation that the cash dividend for the year ended December 31, 2006, which was paid in four installments and aggregated NIS 1.36 (approximately US$0.31) per ordinary share (or ADR), be declared final.

3.	To elect the following four persons, each to serve as a director for a three-year term: Abraham E. Cohen, Prof. Roger D. Kornberg, Prof. Moshe Many and Dan Propper.

4.	To approve the purchase of directors’ and officers’ liability insurance for the directors and officers of the Company and its subsidiaries, with annual coverage of up to $250 million, for the period from June 1, 2007 through May 31, 2008.

5.	To appoint Kesselman & Kesselman, a member of PricewaterhouseCoopers International Ltd., as the Company’s independent registered public accounting firm until the 2008 Annual Meeting of Shareholders and to authorize the audit committee to determine their compensation and the Board of Directors to ratify such determination.

Only shareholders of record at the close of business on June 11, 2007 will be entitled to this notice of, and to vote at, the Annual Meeting. Should no legal quorum be present one half hour after the time set for the Annual Meeting, the Meeting shall be adjourned to one week from that day, at the same time and place.

By Order of the Board of Directors,

TEVA PHARMACEUTICAL INDUSTRIES

LIMITED

Uzi Karniel, Adv.

Corporate Secretary

Table of Contents

Page
The Meeting	1
Record Date; Shareholders Entitled to Vote	1
Quorum and Voting Procedure	1
Shareholder Nominations	1
Householding of Proxy Materials; Electronic Delivery of Proxy Materials	1
Expenses of Solicitation of Proxies	2

Proposal 1: Presentation of Financial Statements	2
Proposal 2: Approval of 2006 Dividend	2
Proposal 3: Election of Directors	3
Directors	3
Persons Being Considered for Election at this Annual Meeting	3
Continuing Directors	4
Additional Changes to the Composition of the Board	6
Board Practices and Committees	6
Statutory Independent Directors/Financial Experts	7
Committees of the Board	8
Code of Ethics Related Party Transactions	9 9
Proposal 4: Approval of Liability Insurance for Directors and Officers	10
Proposal 5: Appointment of Independent Registered Public Accounting Firm	11
Independent Registered Public Accounting Firm Fees	11
Policy on Pre-Approval of Audit and Non-Audit Services of Independent Registered Public Accounting Firm	11

The Meeting

The 2007 Annual Meeting of Shareholders of the Company will be held at the Company’s executive offices at 5 Basel Street, Petach Tikva, Israel on Tuesday, July 17, 2007 at 5:00 p.m. local time.

Record Date; Shareholders Entitled to Vote

Only shareholders of record at the close of business on June 11, 2007 will be entitled to notice of, and to vote at, the Annual Meeting, and any adjournments or postponements thereof. At such time, each issued and outstanding ordinary share, par value NIS 0.1 per share, shall be entitled to one vote on all matters properly submitted at the Annual Meeting.

Quorum and Voting Procedure

At least two shareholders who are present at the Annual Meeting, in person or by proxy or represented by their authorized persons, and who hold in the aggregate twenty-five percent or more of the paid-up share capital of the Company, are necessary to constitute a legal quorum.

The affirmative vote of the holders of a majority of the shares participating at the Annual Meeting, in person or by proxy or through their representatives, is required to adopt each of the proposals to be presented at the Meeting.

Under the terms of the Depositary Agreement among Teva and The Bank of New York, which acts as the Depositary, and the holders of the Company’s American Depositary Receipts (“ADRs”), the Depositary shall endeavor (insofar as is practicable and in accordance with the Articles of Association of the Company) to vote or cause to be voted the number of ordinary shares represented by your ADRs in accordance with your instructions. If your instructions are not received by the Depositary, the Depositary shall give a discretionary proxy for the ordinary shares represented by your ADRs to a person designated by the Company.

Shareholder Nominations

Under the terms of Teva’s Articles of Association, a shareholder interested in proposing the nomination of a candidate for consideration by the Company’s nominating committee in connection with the Company’s 2008 Annual Meeting of Shareholders must submit his or her proposal in writing to the Company at its corporate headquarters, at 5 Basel Street, P.O. Box 3190, Petach Tikva 49131, Israel, Attn: Corporate Secretary, no later than 14 days after the date of first publication by the Company of its 2007 consolidated financial results. Any proposal by a shareholder as set forth above must include the information required by Article 60(e) of Teva’s Articles of Association.

Householding of Proxy Materials; Electronic Delivery of Proxy Materials

Some banks, brokers and other nominee record holders may be participating in the practice of “householding” proxy statements and annual reports. This means that only one copy of this proxy statement or the Company’s annual report may have been sent to multiple shareholders in your household. The Company will promptly deliver a separate copy of either document to you if you write to or call the Company at the following address or phone numbers: Teva Pharmaceutical Industries Limited, 5 Basel Street, Petach Tikva, Israel, phone: 972-3-926-7281, Attn: Investor Relations or in the United States at (215) 591-8912. If you want to receive separate copies of the Company’s annual report and proxy statement in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact the Company at the above address and phone numbers.

In addition, in light of recent changes in regulatory requirements, we expect to post our 2007 annual report and proxy materials relating to our 2008 annual meeting on our website, and shareholders will not be sent a CD or paper copy of such materials unless specifically requested. Any such requests may be made by contacting Investor Relations in the United States at (215) 591-8912 or in Israel at 972-3-926-7281.

Expenses of Solicitation of Proxies

The Company will bear the entire cost of solicitation of proxies, including preparation, assembly, printing, and mailing of this proxy statement, the proxy card and any additional information furnished to shareholders. The Company may reimburse brokerage firms and other persons representing beneficial owners of ordinary shares for reasonable expenses incurred by them in forwarding proxy soliciting materials to such beneficial owners. The Company has retained MacKenzie Partners, Inc. to assist with the solicitation of proxies for a fee not to exceed $7,500, plus reimbursable expenses. In addition to solicitation by mail, certain of the Company’s directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone, facsimile and personal interviews.

PROPOSAL 1: PRESENTATION OF FINANCIAL STATEMENTS

The Board of Directors has approved and is presenting to the shareholders for receipt and discussion at the Annual Meeting Teva’s Consolidated Balance Sheet as of December 31, 2006 and the Consolidated Statements of Income for the year then ended, which are included in Teva’s Annual Report on Form 20-F for the year ended December 31, 2006.

PROPOSAL 2: APPROVAL OF 2006 DIVIDEND

The Board of Directors recommends that the shareholders approve the Board’s recommendation that the cash dividend for the year ended December 31, 2006, which was paid in four installments and aggregated NIS 1.36 (approximately US$0.31) per ordinary share (or ADR), be declared final.

PROPOSAL 3: ELECTION OF DIRECTORS

Following the recommendation of Teva’s nominating committee (or in the case of Abraham E. Cohen, a member of the nominating committee, the independent directors of the Board), the Board of Directors recommends that the shareholders approve the election of the following four persons, each to serve as a director for a three-year term, until Teva’s annual general meeting of 2010: Abraham E. Cohen, Prof. Roger D. Kornberg, Prof. Moshe Many and Dan Propper. Mr. Cohen and Prof. Many are currently Teva Board members; Prof. Kornberg and Mr. Propper are proposed new members of the Board. All of such candidates have been determined to be independent within the meaning of applicable NASDAQ regulations.

Directors

The following table sets forth information as to the directors of Teva as of May 21, 2007.

Name	Age	Director Since	Term Ends	Name	Age	Director Since	Term Ends
Eli Hurvitz, Chairman(1)(2)	74	1968	2008	Dr. Leora (Rubin) Meridor(3)	59	2002	2008
Dr. Phillip Frost, Vice Chairman	70	2006	2009	Dr. Max Reis	79	2001	2008
Roger Abravanel	61	2007	2009	Prof. Michael Sela	83	1987	2008
Ruth Cheshin(2)	70	1989	2008	Dov Shafir	75	1969	2007
Abraham E. Cohen	69	1992	2007	Prof. Gabriela Shalev(3)	65	2003	2009
Leslie Dan	77	2001	2007	David Shamir	46	2004	2009
Prof. Meir Heth	74	1977	2007	Harold Snyder	84	1996	2008
Prof. Moshe Many	78	1987	2007

(1)	Eli Hurvitz is the father of Chaim Hurvitz, Teva’s Group Vice President International.
(2)	Ruth Cheshin and Eli Hurvitz are sister- and brother-in-law.
(3)	Statutory independent director elected in accordance with the Israeli Companies Law.

Persons Being Considered for Election at this Annual Meeting

Directors Subject to Reelection

Abraham E. Cohen served as Senior Vice President of Merck & Co. and from 1977 to 1988 as President of the Merck Sharp & Dohme International Division. Since his retirement in January 1992, Mr. Cohen has been active as an international business consultant. He is presently a director of Akzo Nobel N.V. and Chugai Pharmaceutical Co. U.S.A. and Chairman of Neurobiological Technologies, Inc. and Vasomedical, Inc. Mr. Cohen has served as a Teva director since 1992.

Prof. Moshe Many, M.D., Ph.D. has served as president of the Ashkelon Academic College since January 2002. He previously served as the President of the Tisom International School of Management. He is a former President of the Tel Aviv University, the former Medical Director of the Ramat Marpeh Hospital and the former Deputy Chairman of Maccabi Healthcare Fund. He has been a Department Head at Tel Hashomer Hospital since 1976. He has served as a director at Elbit Medical Imaging Ltd. since 1997 and at Israel Laser Industries Ltd. from 1994 to 1998. He received his M.D. degree from Geneva University in 1952 and his Ph.D. in surgery from Tufts University in 1969. Prof. Many has served as a Teva director since 1987.

Proposed New Directors

Prof. Roger D. Kornberg (60) is the Winzer Professor in Medicine in the Department of Structural Biology at Stanford University, where he has been a professor since 1978. Prior to joining Stanford, he served as a professor at Harvard Medical School. Prof. Kornberg received a B.A. degree from Harvard in 1967 and a Ph.D. degree in chemistry from Stanford in 1972. He has received many awards, including the Welch Prize (2001), the highest award in chemistry in the United States, the Leopold Mayer Prize (2002), the highest award in biomedical sciences of the French Academy of Sciences, and the Nobel Prize in Chemistry (unshared, 2006). He is a recipient of honorary degrees from universities in Europe and Israel, including the Hebrew University, where he is a visiting professor. He is a member of the U.S. National Academy of Sciences and an honorary member of other academies and professional societies in the United States, Europe, and Japan. Prof. Kornberg is a proposed new Teva director.

Dan Propper (66) is the Chairman of the Board of Osem Investments Ltd., a leading Israeli manufacturer of food products. Mr. Propper served as the Chief Executive Officer of Osem for 25 years until April 2006. In addition to his role at Osem, from 1993 until 1999, Mr. Propper served as President of the Manufacturers Association of Israel, an independent umbrella organization representing industrial enterprises in Israel, and as Chairman of the Federation of Economic Organizations in Israel. Mr. Propper has received awards for his contributions to the Israeli industry and economy, including an honorary Doctorate from the Technion—Israel Institute of Technology in 1999. Mr. Propper serves as a member of the boards of CheckPoint Software Technologies Ltd., First International Bank of Israel, Delta Galil Industries Ltd. and a number of private companies. Mr. Propper is also a member of the board of trustees of the Technion and Ben-Gurion University and a member of the executive committees of the Weizmann Institute of Science and Tel Aviv University. Mr. Propper earned a B.S. summa cum laude in Chemical Engineering and Food Technology from the Technion. Mr. Propper is a proposed new Teva director.

Continuing Directors

Eli Hurvitz has served as Chairman of the Board of Teva since April 2002. Previously, he served as Teva’s President and Chief Executive Officer for over 25 years and recently completed over forty years of employment at Teva. He serves as Chairman of the Board of The Israel Democracy Institute (IDI), Chairman of the Board of Neuro Survival Technologies Ltd. (a private company), Chairman of the Board of Pontifax Management (G.P) Ltd., Chairman of the Board of Orthodontix, Inc. and Protalix Ltd. and also as a director of Vishay Intertechnology Inc. He served as Chairman of the Israel Export Institute from 1974 through 1977 and as the President of the Israel Manufacturers Association from 1981 through 1986. He served as Chairman of the Board of Bank Leumi Le-Israel Ltd. (1986 – 1987). He was a director of Koor Industries Ltd. from 1997 through 2004 and a member of the Belfer Center for Science and International Affairs at John F. Kennedy School of Government at Harvard University from 2002 through 2005. He received his B.A. in economics and business administration from the Hebrew University in 1957. Eli Hurvitz has been determined by the Board to be a financial and accounting expert under Israeli law.

Dr. Phillip Frost has served as Vice Chairman of the Board of Teva since the completion of the acquisition of Ivax Corporation in January 2006 and as Chief Executive Officer of Ivax from 1987 until 2006. He also served as Chairman of the Board of Ivax from 1987 until January 2006 and as President of Ivax from 1991 until 1995. Dr. Frost is a director of Northrop Grumman Corporation, Continucare Corporation, Cellular Technical Services Company, Inc., Orthodontix, Inc. and Ladenburg Thalmann Financial Services Inc. He is a life member, and former Chairman, of the Board of Trustees of the University of Miami, co-Vice Chairman of the Board of Governors of the American Stock Exchange, a member of the Board of Trustees of The Scripps Research Institute and a member of the Board of Regents of the Smithsonian Institution. Dr. Frost received a B.A. in French literature from the University of Pennsylvania in 1957 and an M.D. from the Albert Einstein College of Medicine in 1961.

Roger Abravanel joined Teva’s Board in January 2007, following a distinguished career in business consulting at McKinsey & Company. Mr. Abravanel joined McKinsey in 1972 and served as a Principal since 1979 and a Director since 1984 and held many leadership positions in industry practice groups including the specialty chemicals/pharmaceuticals practice. He retired from McKinsey in June 2006. Mr. Abravanel currently serves as an advisor to several public and private Italian institutions, including the Association of Business Leaders and the Italian government. Mr. Abravanel has served as a member of the Supervisory Board of Teva Pharmaceuticals Europe B.V., a subsidiary of Teva, since June 2006 and serves as a member of the Board of Directors of Luxottica Group S.p.A., Valentino Fashion Group S.p.A., Hugo Boss AG, Marazzi Group S.p.A.,

Banca Nazionale del Lavoro, a subsidiary of BNP Paribas, and the Italian Institute of Technology. Mr. Abravanel graduated with a bachelor’s degree in chemical engineering from the Politecnic University in Milan in 1968 and received an M.B.A. from INSEAD in 1972.

Ruth Cheshin is the President of the Jerusalem Foundation, a multi-national organization which raises funds around the world for the creation of social, educational, cultural and coexistence projects for all the citizens of Jerusalem. Ms. Cheshin is also an active member of many of the city’s most important boards.

Dr. Leora (Rubin) Meridor has been a director of Teva since December 2002. Dr. Meridor is a business and financial consultant. She served as the Chairman of the Board of Bezeq International Ltd. and Walla Communications Ltd. from 2001 to 2005. She served as Chairman of the Board of Hapoalim Capital Markets from 2001 to 2004. From 1996 to 2000, Dr. Meridor served as Senior Vice President and Head of the Credit and Risk Management Division of the First International Bank of Israel. Between 1983 and 1996, Dr. Meridor held various positions in the Bank of Israel, the last of which was Head of the Research Department. Dr. Meridor has held various teaching positions with the Hebrew University and holds a bachelor’s degree in mathematics and physics, a master’s degree in mathematics and a Ph.D. in economics from the Hebrew University. She serves on several boards of directors (Alrov (Israel) Ltd., NICE Systems Ltd., Gilat Satellite Networks Ltd., Isrotel Ltd., GEJ Yizum Ltd. and Weizmann Institute of Science) and qualifies as a statutory independent director under Israeli law. Dr. Meridor was determined by the Board to be a financial and accounting expert under Israeli law.

Dr. Max Reis is Chairman of Degem Systems Ltd. and serves on the boards of Oridion Medical Ltd., Yachin Hakal Ltd. and Gaon Holdings. From 1971 until 1986, he was Chairman or Managing Director of half a dozen companies in the Israel Chemicals Group. From 1986 until 1990, he served as President of the Technion—Israel Institute of Technology. From 1992 until 1999, he was Chairman of the Audit Committee of the board of directors of the Union Bank of Israel. Dr. Reis has a Ph.D. in chemical engineering from the Imperial College, London and attended the Advanced Management Program of the Harvard Business School.

Prof. Michael Sela is the Institute Professor of Immunology at the Weizmann Institute of Science, where he was the President from 1975 to 1985 and served as a Deputy Chairman of the Board of Governors from 1985 to 2004. He received his Ph.D. in biochemistry from the Hebrew University in 1954. He is the recipient of nine honorary doctoral degrees from institutions in the U.S., France, Mexico and Israel. He is a member of 15 Academies of Science in various countries, including the U.S. National Academy of Sciences.

Prof. Gabriela Shalev was a member of the Faculty of Law of the Hebrew University from 1964 until 2002, and served as Professor of Contract Law from 1986 to 2002. Having retired from the Hebrew University in 2002, she is currently President and Rector of Ono Academic College. Over the years she has been a visiting professor in many law schools in Europe and the U.S. Prof. Shalev was a member of the board of directors and chairperson of the audit committee of Bank Hapoalim Ltd. from 1990 until 1996. From 1995 until 2005, she was a member of the board of directors and chairperson of the audit committee of the Israel Electric Company. Currently, she is also a director of Delek Group Ltd. and Osem Investments Ltd., as well as a member of various committees serving non-profit organizations. Prof. Shalev qualifies as a statutory independent director under Israeli law and was determined by the Board to have professional competence under Israeli law.

David Shamir has served as the General Manager of Texas Instruments Israel Ltd. since 2001. From 1986 to 2001, he served in several R&D and management positions in Motorola Semiconductor Israel Ltd. He received his B.Sc. in computer engineering from the Technion—Israel Institute of Technology in 1986.

Harold Snyder, now retired, was Senior Vice President of Teva USA and the former President of Biocraft Laboratories, Inc. Mr. Snyder founded Biocraft Laboratories in 1964. He had previously served as President of Stoneham Laboratories Inc. He received his B.S. in Science from New York University in 1948 and his M.A. in natural science from Columbia University in 1950.

Additional Changes to the Composition of the Board

The terms of office of Professor Meir Heth and Dov Shafir expire at this year’s Annual Meeting. Both of them have served on Teva’s Board for over 30 years and have provided the Company with extraordinary service and valuable insights. While the Board has been engaging in a process of gradually refreshing its ranks with new members, it also values highly the benefits of continuity and the judgments of those who have contributed so significantly to its success in the past. Accordingly, following the end of their current terms of office, the Board intends to ask both Professor Heth and Mr. Shafir to serve for additional and final terms of two years rather than three and to agree to be reappointed to the Board, through the Board’s power to fill two existing vacancies on the Board, with terms expiring at the annual general meeting of the shareholders in 2009.

Prof. Meir Heth has served on Teva’s Board since 1977 and as Chairman of the Board from 1994 to 2002. During his service at Teva, Prof. Heth served as Chairman of the Executive Committee for many years. Prof. Heth has served as Chairman of the Board of Bank Leumi Le-Israel Ltd. and as Chairman of Bank Leumi Trust Company of New York from 1987 to 1988. From 1978 to 1986, Prof. Heth was Chairman of the Tel Aviv Stock Exchange. Prof. Heth served in various positions at The Bank of Israel beginning in 1962, including Senior Economist from 1962 to 1968, Supervisor of Banks from 1969 to 1975 and Senior Advisor to the Governor from 1975 to 1977. Prof. Heth is a Professor at the Law School of the College of Management and serves as a director of Nilit Ltd. Between 1995 and 2007 he served as Chairman of Psagot Ofek Investment House Ltd. Prof. Heth was designated as the financial expert on Teva’s audit committee, for the purposes of SEC regulations, and was determined by the Board to be a financial and accounting expert under Israeli law.

Dov Shafir, Colonel (retired) of the Israel Defense Forces, served as chairman of the Executive Committee of Teva’s Board of Directors from 1992 until 2002 and presently serves as a director of Ofer Technologies Ltd. and “Am-Shav”—Initiative and Technological Applications Ltd.

Leslie Dan will be retiring as a director of Teva when his term expires at this year’s Annual Meeting. Mr. Dan has been an active and valued member of the Board since 2000, the year in which Teva acquired Novopharm Ltd. —a company that Mr. Dan founded and managed with great success over many years. While he will step down from the Board, he has agreed to continue in his role as Chairman of the Board of Novopharm Ltd. and as a director of Teva Pharmaceutical Works Private Limited Company (Teva’s subsidiaries in Canada and Hungary, respectively), and the Company thereby hopes to be able to continue to derive the benefits of his many years of experience in the pharmaceutical industry and his perspectives on those markets.

Board Practices and Committees

Teva’s Board of Directors is currently comprised of 15 persons, two of whom are being considered for re-election at this Annual Meeting. Eleven of the Board members have been determined to be independent within the meaning of applicable NASDAQ regulations. The Board includes two statutory independent directors, as mandated under the Israeli Companies Law, which also requires that such directors meet additional criteria to help ensure their independence. The terms of the directors are set forth in the table above.

All directors are entitled to review and retain copies of Teva’s documentation and examine Teva’s assets, as required to perform their duties as directors and to receive assistance, in special cases, from outside experts at Teva’s expense (subject to approval by the Board or by a court).

Board Practices and Procedures. Teva’s Board members are generally elected for terms of three years. Teva believes that this system of multi-year terms allows Teva’s directors to acquire and provide Teva with the benefit of a high level of expertise with respect to its complex business. Teva also provides an orientation and continuing education program for Board members which includes the provision of materials, meetings with key management and visits to company facilities.

Board Meetings. Meetings of the Board of Directors are generally held every 4-6 weeks throughout the year, with additional special meetings scheduled when required. The Board held 19 meetings in 2006, five of which took place at Teva’s various European facilities. The average attendance rate at Board meetings held during 2006 was 84%.

Executive Sessions of the Board. The independent members of the Board met in executive session (without management or non-independent directors’ participation) one time during 2006. They will continue to meet in executive session on a regular basis. Prof. Meir Heth serves as Chairman of the executive sessions of the Board.

Director Service Contracts. Teva does not have any contracts with any of its non-executive directors that would provide for benefits upon termination of employment.

Home Country Practice. Except as described below, Teva is in compliance with corporate governance standards as currently applicable to Teva under Israeli, U.S., SEC and Nasdaq laws and regulations. Nasdaq Rule 4350(f) requires that an issuer listed on the Nasdaq National Market have a quorum requirement for shareholder meetings of at least one-third of the outstanding shares of the company’s common voting stock. However, our articles of association, consistent with the Israeli Companies Law and Israeli practice, provide that the quorum requirements for a meeting are the presence of a minimum of two shareholders, present in person or by proxy or by their authorized persons, and who hold in the aggregate twenty-five percent or more of the paid-up share capital of the Company.

As further described below, Teva has adopted an audit committee charter formalizing its procedures and duties and also has adopted a nominating procedure, each pursuant to applicable laws and regulations.

Communications with the Board. Shareholders or other interested parties can contact any director or committee of the Board by writing to them care of Teva Pharmaceutical Industries Limited, 5 Basel Street, Petach Tikva, Israel, Attn: Corporate Secretary or Internal Auditor. Comments or complaints relating to Teva’s accounting, internal controls or auditing matters will also be referred to members of the audit committee as well as other appropriate bodies of the Company. The Board has adopted a global “whistleblower” policy, which provides employees and others with an anonymous means of communicating with the audit committee.

Statutory Independent Directors/Financial Experts

Under Israeli law, publicly held Israeli companies such as Teva are required to appoint two statutory independent directors, who must also serve on the audit committee. All other Board committees must include at least one such statutory independent director. Such statutory independent directors are appointed at the general meetings by the holders of a majority of Teva’s ordinary shares and must meet certain non-affiliation criteria—all as provided under Israeli law. A statutory independent director is appointed for an initial term of three consecutive years, and may be reappointed for additional three-year terms, subject to certain conditions (including approval by Teva shareholders at a general meeting) as provided under Israeli regulations. Regulations promulgated under Israeli law set the minimum and maximum compensation that may be paid to statutory independent directors. Dr. Leora Meridor and Prof. Gabriela Shalev currently serve in this capacity.

Israeli law further requires that at least one statutory independent director have financial and accounting expertise, and that the other statutory independent director have professional competence, as determined by the company’s Board of Directors. Under relevant regulations, a director having financial and accounting expertise is a person who, due to his or her education, experience and talents, is highly skilled in respect of, and understands, business and accounting matters and financial reports, in a manner that enables him or her to have an in-depth understanding of the company’s financial information and to stimulate discussion in respect of the manner in which the financial data is presented. Under the regulations, a director having professional competence is a person who has an academic degree in economics, business administration, accounting, law or public administration or an academic degree in an area relevant to the company’s business, or has at least five years experience in a senior position in the business management of a corporation with a substantial scope of business, in a senior position in public service or in the field of the company’s business.

Dr. Leora Meridor was determined by the Board of Directors to be a financial and accounting expert under Israeli law, and Prof. Gabriela Shalev was determined by the Board to have professional competence.

The Board of Directors has also adopted a policy to require at least two directors who are financial experts in accordance with Israeli law, in addition to the one statutory independent director required under Israeli law to qualify as a financial expert in accordance with Israeli law. Accordingly, Prof. Meir Heth and Eli Hurvitz were determined by the Board of Directors to be financial and accounting experts.

Committees of the Board

Teva’s Articles of Association provide that the Board of Directors may delegate its powers to one or more committees of the Board as it deems appropriate to the extent such delegation is permitted under the Israeli Companies Law. Each committee must include at least one independent director. The Board has appointed audit, compensation, nominating, finance, science and technology and community affairs committees.

Audit Committee

The Israeli Companies Law mandates the appointment of an audit committee comprised of at least three directors. The audit committee must include both statutory independent directors and may not include certain members of the Board. Under the Israeli Companies Law, the audit committee is responsible for overseeing the business management practices of the Company in consultation with the Company’s internal auditor and independent auditors, making recommendations to the Board to improve such practices and approving transactions with affiliates.

In accordance with the Sarbanes-Oxley Act and NASDAQ requirements, Teva’s audit committee is directly responsible for the appointment, compensation and oversight of Teva’s independent auditors. In addition, the audit committee is responsible for assisting the Board in monitoring Teva’s financial statements, the effectiveness of its internal controls and its compliance with legal and regulatory requirements. Teva’s audit committee charter sets forth the scope of the committee’s responsibilities, including: its structure, processes and membership requirements; its purpose; and its specific responsibilities and authority with respect to registered public accounting firms, complaints relating to accounting, internal accounting controls or auditing matters, its authority to engage advisors, and funding as it may determine.

The current members of Teva’s audit committee are Dov Shafir (Chairman), Prof. Gabriela Shalev, Dr. Leora Meridor, Dr. Max Reis, Prof. Moshe Many and Prof. Meir Heth, all of whom have been determined to be independent as defined by the applicable NASDAQ rules and those of the SEC. During 2006, the audit committee held 14 meetings. The average attendance rate of members of the audit committee at meetings held during 2006 was 95%.

The Board has determined that Prof. Meir Heth is an “audit committee financial expert” as defined by applicable SEC regulations.

Compensation Committee

The compensation committee is responsible for determining or making proposals to the Board with respect to the terms of employment and the compensation of Teva’s executive and other officers. In addition, the compensation committee has certain responsibilities in connection with the granting of stock options and other equity awards to Teva’s officers, directors and employees under its stock incentive plan. The current members of Teva’s compensation committee are Prof. Moshe Many (Chairman), Prof. Meir Heth, Harold Snyder, Dov Shafir, Abraham E. Cohen and Prof. Gabriela Shalev or, in her absence, Dr. Leora Meridor, all of whom have been determined to be independent as defined by the applicable NASDAQ rules and those of the SEC. During 2006, the compensation committee held 20 meetings. The average attendance rate of members of the compensation committee at meetings held during 2006 was 84%.

Nominating Committee

The role of the nominating committee is to recommend to the Company’s Board of Directors the slate of director nominees for election to the Board of Directors and to identify and recommend candidates, subject to the approval of the Board of Directors, to fill vacancies occurring between annual shareholder meetings. Before recommending an incumbent, replacement or additional director, the committee reviews his or her qualifications, including capability, availability to serve, conflicts of interest and other relevant factors. Members of the nominating committee are Prof. Meir Heth (Chairman), Dov Shafir, Abraham E. Cohen and Dr. Leora Meridor or, in her absence, Prof. Gabriela Shalev. The committee held three meetings in 2006. The average attendance rate of members of the nominating committee at meetings held during 2006 was 87%.

Finance Committee

The finance committee is responsible for overseeing Teva’s financial strategies and policies, risk management and financial controls and reporting, as well as a variety of other financial-related matters. The current members of the committee are Eli Hurvitz (Chairman), Dr. Phillip Frost, Dr. Leora Meridor, Prof. Gabriela Shalev, Roger Abravanel and Prof. Meir Heth. The committee held four meetings in 2006. The average attendance rate of members of the finance committee at meetings held during 2006 was 86%.

Science and Technology Committee

The science and technology committee is primarily engaged in the review and analysis of the annual budgets and plans of the innovative and generic R&D divisions, the review of new technologies and major projects, and the review of Teva’s relationship with the scientific community. The current members of the committee are Dr. Phillip Frost (Chairman), Prof. Moshe Many, Eli Hurvitz, Prof. Gabriela Shalev or, in her absence, Dr. Leora Meridor, Prof. Michael Sela, Dr. Max Reis, Dov Shafir, Abraham E. Cohen and Harold Snyder. The committee held two meetings in 2006, one of which took place at Teva’s innovative research and development laboratories in Netanya, Israel. The average attendance rate of members of the science and technology committee at meetings held during 2006 was 93%.

Community Affairs Committee

The community affairs committee is primarily engaged in the review and oversight of Teva’s involvement in the community, public policy issues affecting Teva and the Company’s relationships with medical, educational and cultural institutions, including charitable donations. The current members of the committee are Eli Hurvitz (Chairman), Dr. Phillip Frost, Ruth Cheshin, Prof. Gabriela Shalev, Prof. Meir Heth, Dov Shafir, Leslie Dan and Prof. Michael Sela. The committee held two meetings in 2006. The average attendance rate of members of the community affairs committee at meetings held during 2006 was 71%.

Code of Ethics

Teva has adopted a code of business conduct applicable to its executive officers, directors and all other employees. A copy of the code is available to every Teva employee on Teva’s intranet site, upon request to its human resources department; the code is also available on our website at www.tevapharm.com. Any waivers of this code for executive officers or directors will be disclosed through the filing of a Form 6-K. As referred to above, the Board of Directors has approved a whistleblower policy, which functions in coordination with Teva’s code of business conduct and provides an anonymous means for employees and others to communicate with various bodies of Teva, including the audit committee of its Board of Directors.

Related Party Transactions

In May 2006, Novopharm, a Teva subsidiary, entered into an agreement with a corporation controlled by members of the family of Leslie Dan, a Teva director and Chairman of Novopharm, with respect to a facility located at 30 Novopharm Court, Toronto, Canada. Novopharm had been leasing the property on a month to month basis for CAD $7.50 per square foot, for an aggregate annual rent of CAD $1,560,000. Under the new agreement, the lease was extended to December 17, 2010 on the same economic terms. In February 2007, Teva entered into an agreement to purchase the facility described above and an additional leased facility in Stouffville, Ontario related to Novopharm’s operations for CAD $41.5 million. The sellers of both facilities are companies controlled by members of the Dan family. The sales closed in March 2007.

In September 2006, Teva sold the former headquarters of Ivax Corporation, consisting of approximately 150,000 sq. ft. of office space, land and the adjacent parking facility, together with certain related equipment and service contracts, to an affiliate of Dr. Phillip Frost, Teva’s Vice Chairman of the Board, for a cash purchase price of $18 million, which was determined by Teva to reflect the fair market price for such property based on advice from an independent appraisal. Ivax, in turn, leased back approximately 84,000 square feet of the facility for an annual rent of approximately $1.7 million (including operational and service costs) for a one-year term, renewable by Teva for an additional one year term upon 120 days notice. Such amount was determined by Teva not to exceed the fair market rent for the property, following a review of commercial rental market for such space.

In September 2006, Teva and Protalix Ltd. signed a collaboration and licensing agreement for the development of two proteins, using Protalix’s plant cell culture platform. Under the agreement, the two companies will collaborate on research and development of the proteins utilizing Protalix’s expression system. Protalix will grant Teva an exclusive license to commercialize the developed products in return for royalty and milestone payments to be made to Protalix upon the achievement of certain pre-defined goals. Protalix will retain certain exclusive manufacturing rights. Eli Hurvitz, Teva’s Chairman of the Board, is Chairman of the Board of Protalix, and Dr. Phillip Frost, Vice Chairman of the Board, is a director of Protalix. Mr. Hurvitz and Dr. Frost each own certain equity interests in Protalix.

Teva and Jexys Medical Research Services & Development Co. Ltd. entered into an agreement for the development of up to five prototype molecules, using Jexys’ platform technology. As part of the agreement, Jexys granted Teva an option to receive an exclusive, worldwide royalty-bearing license for the commercialization of products in exchange for certain milestone payments and royalties. Harold Snyder, a director of Teva, is a shareholder of Jexys, and Arik Yaari, president of Teva’s API division, is a director and shareholder of Jexys.

Recently, Teva and Se-cure Pharmaceuticals Ltd. entered into a Marketing, Selling and Distribution Agreement for Femarelle, a food supplement. Pursuant to the Agreement, Teva has the exclusive right to market, sell and distribute Femarelle in Israel. Dr. Ben-Zion Weiner, Teva’s Chief R&D Officer, holds a right to receive 4% of the issued and outstanding share capital of Se-cure and is also a member of its scientific advisory board.

All related party transactions described above have been reviewed and approved by Teva’s audit committee and Board of Directors.

PROPOSAL 4: APPROVAL OF LIABILITY INSURANCE FOR DIRECTORS AND OFFICERS

The Israeli Companies Law requires shareholder approval of the purchase of liability insurance for directors and officers. The purchase of such insurance is standard practice for companies similar to Teva, and Teva believes that the purchase of such insurance is critical to maintaining and attracting quality directors and officers. The audit committee of the Board of Directors approved, and the Board of Directors approved and recommends that the shareholders approve, the purchase of directors’ and officers’ liability insurance for the directors and officers of the Company and its subsidiaries, with annual coverage of up to $250 million, for the period from June 1, 2007 through May 31, 2008. However, in accordance with the Israeli Companies Law, such proposed liability insurance for directors will not provide coverage for: (i) violations of the “duty of loyalty” towards the company, if the director did not act in good faith and with a reasonable basis to assume that his or her actions would not harm the company; (ii) breaches of the duty of care if committed intentionally or recklessly, or (iii) liability for acts committed with the intent to derive an illegal personal gain or monetary fines or penalties.

PROPOSAL 5: APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The audit committee of the Board of Directors recommends that the shareholders appoint Kesselman & Kesselman, an independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited (“PwC”), as the Company’s independent registered public accounting firm until the 2008 Annual Meeting of Shareholders, and further authorize the audit committee to determine their compensation and the Board of Directors to ratify such determination.

Representatives of PwC are expected to be present at the Annual Meeting and will also be available to respond to questions from shareholders.

Independent Registered Public Accounting Firm Fees

Teva paid the following fees for professional services rendered by PwC and other members of PricewaterhouseCoopers International Limited, for the years ended December 31:

	2006	2005
	(U.S. $ in thousands)
Audit Fees	9,628	6,716
Audit-Related Fees	236	982
Tax Fees	5,312	4,799
All Other Fees	9	3

Total	15,185	12,500

The audit fees for the year ended December 31, 2006 and 2005 were for professional services rendered for the integrated audit of Teva’s annual consolidated financial statements and its internal control over financial reporting as of December 31, 2006 and 2005, review of consolidated quarterly financial statements, statutory audits of Teva and its subsidiaries, issuance of comfort letters, consents and assistance with review of documents filed with the SEC.

The audit-related fees as of the years ended December 31, 2006 and 2005 were for assurance and related services related to due diligence related to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, employee benefit plan audits, internal control reviews, attest services that are not required by statute or regulation and consultations concerning financial accounting and reporting standards.

Tax fees as of the years ended December 31, 2006 and 2005 were for services related to tax compliance, including the preparation of tax returns and claims for refunds, and tax planning and tax advice, including assistance with tax audits and appeals, advice related to mergers and acquisitions, tax services for employee benefit plans and assistance with respect to requests for rulings from tax authorities.

All other fees for the years ended December 31, 2006 and 2005 were for general guidance related to accounting issues and the purchase of accounting software and human resources benchmarking software.

Policy on Pre-Approval of Audit and Non-Audit Services of Independent Registered Public Accounting Firm

Teva’s audit committee is responsible for the oversight of its independent auditors’ work. The audit committee’s policy is to pre-approve all audit and non-audit services provided by PwC and other members of PricewaterhouseCoopers International Limited. These services may include audit services, audit-related services, tax services and other services, as further described above. The audit committee sets forth the basis for its pre-approval in detail, listing the particular services or categories of services which are pre-approved, and setting forth a specific budget for such services. Additional services may be pre-approved by the audit committee on an individual basis. Once services have been pre-approved, PwC and management then report to the audit committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By:	/s/ Dan Suesskind
Name:	Dan Suesskind
Title:	Chief Financial Officer

Date: June 13, 2007